SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 1st November, 2004, for the month of October, 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TEL SHARE BUY BACK
TEL TELENOR SELLS INTELSAT SHARES
TEL DIGI RELEASE TODAY
TEL INCREASED OWNERSHIP STAKE IN GRAMEENPHONE
SIGNATURES

14.09.04 09:19 TEL SHARE BUY BACK

Telenor ASA has on September 13, 2004 purchased 700,000 own shares at an average price of NOK 49.14 per share. After this transaction, Telenor ASA owns a total of 14,079,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.09.04 09:24 TEL SHARE BUY BACK

Telenor ASA has on September 14, 2004 purchased 370,000 own shares at an average price of NOK 49.42 per share. After this transaction, Telenor ASA owns a total of 14,449,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

16.09.04 09:24 TEL SHARE BUY BACK

Telenor ASA has on September 15, 2004 purchased 490,000 own shares at an average price of NOK 49.87 per share. After this transaction, Telenor ASA owns a total of 14,939,900 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

21.10.04 09:00 TEL TELENOR SELLS INTELSAT SHARES

Telenor is selling its 4 per cent share in the world`s largest satellite company, Intelsat for $129 million. The sale will give Telenor a book profit of around NOK 400 million (approximately $62 million).

Yesterday, the Intelsat AGM approved the sales agreement involving today’s shareholders selling their shares to private investors for $18.75 a share. Telenor has approximately 6.9 million shares in Intelsat. The settlement for the shares will be in cash, and is expected to be concluded around year end 2004.

26.10.04 11:24 TEL DIGI RELEASE TODAY

Telenor’s subsidiary in Malaysia, Digi.Com, has reported their third quarter figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:

•	Revenues: 1,047

•	EBITDA: 454

•	EBIT: 241

27.10.04 08:15 TEL INCREASED OWNERSHIP STAKE IN GRAMEENPHONE

Telenor and the remaining partners of the leading mobile operator in Bangladesh, GrameenPhone, have entered into an agreement with the Japanese Marubeni Corporation to buy their entire 9.5 per cent stake in GrameenPhone.

After completing the transaction, Telenor will have increased its stake to 55.5 per cent of the shares in GrameenPhone from the previous level of 51 per cent. The purchase price is USD 9.7 million, valuing GrameenPhone to USD 216 million on a 100 per cent basis. Telenor entered the Bangladeshi mobile market in 1996 and established the mobile operator GrameenPhone with its partners Grameen Telecom of Bangladesh, US-based Gonofone, and Tokyo-based Marubeni Corporation. GrameenPhone launched its commercial mobile operation in March 1997, and soon became Bangladesh’ leading mobile operator. The company surpassed two million subscribers in September 2004, and has an estimated market share of 63 per cent. Bangladesh has a population of more than 130 million and an estimated mobile penetration of 2.4 per cent as of the end of September 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland Name: Torstein Moland (sign.) Title: CFO
Date: 1st November, 2004